EXHIBIT (11)

                   PATRIOT TRANSPORTATION HOLDING, INC.
                 COMPUTATION OF EARNINGS PER COMMON SHARE


                                                 Years Ended September 30


                                              2000        1999         1998


Net income                                $2,044,000   6,157,000    4,480,000

Common shares:

Weighted average shares
 outstanding during the period -
 shares used for basic earnings
 per share                                 3,334,332   3,443,972    3,451,748

Shares issuable under stock
 options which are potentially
 dilutive                                     13,707      23,537       44,442

Shares used for diluted earnings
 per share                                 3,348,039   3,467,509    3,496,190


Basic earnings per common share                $ .61       $1.79        $1.30

Diluted earnings per common share              $ .61       $1.78        $1.28